Exhibit 99

AMERICAN CAPITAL STRATEGIES, LTD.

AMENDED AND RESTATED

DIVIDEND REINVESTMENT PLAN

American Capital Strategies

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(301) 951-6122

Plan Administrator:

EquiServe Trust Company, N.A.

c/o EquiServe

P.O. Box 43010

Providence, RI 02940-3010

(800) 733-5001

The American Capital Strategies, Ltd. Amended and Restated Dividend Reinvestment Plan (the “Plan”) is set forth below in question and answer format. Further questions and correspondence should be directed to either American Capital Strategies, Ltd. (Attention: Investor Relations) or the Plan Administrator at the addresses shown above:

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide the Company’s stockholders with a simple and convenient method of investing cash dividends and distributions in additional shares of common stock, $0.01 par value per share (the “Common Stock”), of American Capital Strategies, Ltd. (the “Company” or “American Capital”) at a modest discount from the Common Stock’s current market price. Participants in the Plan (“Participants”) may have cash dividends and distributions automatically reinvested without charges for recordkeeping, and may take advantage of the custodial and reporting services provided by EquiServe Trust Company, N.A. (the “Plan Administrator”) at no additional cost.

Administration

2.	What does the Plan Administrator do?

The Plan Administrator administers the Plan for Participants, keeps records, sends statement of accounts to Participants, and performs other duties relating to the Plan.

Enrollment and Participation

3.	How does a stockholder enroll?

The Plan is an “opt-in” plan. You may join the Plan by signing an Authorization Form and returning it to the Plan Administrator. The Authorization Form requesting enrollment must be received by the Plan Administrator at least two business days prior to the dividend declaration date in order to take effect as of the related dividend payment. Authorization Forms may be obtained at any time by written request to the Plan Administrator or the Company.

A dividend declaration date is a date on which the Company’s Board of Directors (the “Board of Directors”) declares a dividend or distribution to be paid and specifies the amount of such dividend or distribution.

4.	What if the shares are held by a broker, bank or nominee?

If your shares are held on the books of the Plan Administrator in the name of a broker, bank or other nominee (a “Nominee”), your distributions will be reinvested automatically by the Nominee in additional shares under the Plan only if your Nominee provides such a service and you elect to participate in the Plan. Many Nominees do not provide such a service and routinely request dividends and distributions to be paid in cash on all shares registered in their names. Therefore, if your shares are held for your account by a Nominee and you would like to participate in the Plan, then, in addition to enrolling in the Plan as provided in Question 3, you must either make appropriate arrangements for your Nominee to participate on your behalf, or you must become a stockholder of record by having a part or all of your shares transferred to your own name. If your shares are held in the name of a Nominee, you should contact the Nominee for details.

5.	What if a stockholder would rather receive cash?

If you would rather receive cash, you should not enroll in the Plan or, if you are enrolled in the Plan, you must notify the Plan Administrator in writing that you would like to terminate your participation in the Plan. You may terminate your participation in the Plan at any time. The procedure for terminating participation in the Plan is explained in the answer to Question 18.

6.	What if a stockholder wishes to receive cash on only some of his or her shares?

If you wish to receive dividends and distributions in cash on some of your shares, and have the remaining dividends and distributions reinvested, you must notify the Plan Administrator, in writing, to that effect. This may be done by completing and submitting an Authorization Form. As a partial Participant, you will receive your dividends and distributions in cash only with respect to the number of shares that you have specified. With respect to any other shares registered in your name, and with respect to the shares credited to your account (a “Plan Account”) on the books of the Plan Administrator, the corresponding dividends and distributions will be reinvested.

The number of shares on which you receive cash may be changed at any time simply by writing the Plan Administrator.

7.	May a stockholder elect to re-enroll once he has terminated participation in the Plan?

Yes. If, after enrolling in the Plan, you terminate your participation in the Plan and later wish to re-enroll in the Plan, you may restore your participation at any time by completing an Authorization Form and delivering it to the Plan Administrator. To be effective on any given dividend or distribution payment date, such Authorization Form must be received by the Plan Administrator at least two business days prior to the related dividend declaration date.

Purchase of Shares Under the Plan

8.	How does the Dividend Reinvestment Plan work and how are shares allocated under the Plan?

When the Board of Directors declares a dividend or distribution, all non-Participants will receive such dividend or distribution by check mailed directly to the record holder by or under the direction of the Plan Administrator. As a Participant, you will have credited to your Plan Account the number of whole and fractional shares (computed to three decimal places) that could be obtained, at the price determined in accordance with the answers to Questions 9 and 11, with the cash, net of any applicable withholding taxes, that would have been paid to you if you were not a Participant. Depending on the circumstances described in the answer to Question 9, such shares will be acquired by the Plan Administrator for Participants either (i) through receipt of newly-issued shares of Common Stock from the Company or (ii) by purchase of outstanding shares of Common Stock on the open market.

9.	When will shares acquired through the Plan be newly issued or from treasury as opposed to purchased in the open market?

If the market price per share of Common Stock on the dividend or distribution payment date equals or exceeds by at least 110% the net asset value per share of the Common Stock as of the end of the most recently completed fiscal quarter (or as of such other time as may be determined by the Board of Directors), then the Plan Administrator will acquire shares of Common Stock from the Company at the greater of net asset value or 95% of the market price on that date. At the discretion of the Company, shares sold to the Plan Administrator may be either newly issued Shares or treasury shares.

The Plan Administrator will be under standing instructions not to acquire newly issued or treasury shares, and instead to buy shares in the open market, if (i) the market price per share of Common Stock on the dividend or distribution payment date does not exceed 110% of the net asset value per share of the Common Stock as of the end of the most recently completed fiscal quarter (or as of such other time as may be determined by the Board of Directors) or (ii) the Company has advised the Plan Administrator that since such net asset value was last determined it has become aware of events that indicate the possibility of a change in per share net asset value as a result of which the net asset value of the Common Stock on the dividend or distribution payment date might be higher than the current market price of the Common Stock.

If the Plan Administrator buys shares on the market, it is possible that by the time the Plan Administrator has completed its purchases, the average per share purchase price paid by the Plan Administrator may exceed the price at which the newly issued shares would have been credited, or the shares’ net asset value. As a result, there would be credited to your Plan Account a smaller number of shares than would have been credited if the dividend or distribution had been paid in newly issued shares.

For purposes of this Question 9, (i) the market price of the Company’s Common Stock on a particular date will be equal to the average of the closing sales prices reported for the shares in The Wall Street Journal NASDAQ National Market System listings for the five days on which trading of shares takes place immediately prior to the dividend or distribution payment date (but not less than 95% of the opening sales price on each date) and (ii) the net asset value per share of Common Stock on a particular date shall be as determined by or on behalf of the Company. Historically, the Company’s Common Stock has traded significantly above the net asset value per share. Therefore, the Company believes that in most, if not all cases, reinvested dividends will be made in newly issued or treasury shares.

10.	When will shares of Common Stock be purchased under the Plan?

In the months in which dividends are paid, dividends will be invested beginning on the dividend or distribution payment date. If the shares of Common Stock are to be newly-issued or treasury shares of the Company, such shares will be issued or delivered on the dividend or distribution payment date. If the shares of Common Stock are to be purchased by the Plan Administrator in the open market, the Plan Administrator will make every effort to invest any dividends it receives promptly beginning on each dividend or distribution payment date, and in no event later than thirty days from such date, except where necessary under any applicable federal securities laws.

No interest will be paid on funds held by the Plan Administrator pending investment.

11.	How will the Plan Administrator purchase shares in the open market?

If the dividend or distribution is to be invested in shares purchased in the open market, the Plan Administrator will commingle all the Participants’ funds in making such purchases for the Participants’ Plan Accounts. The price at which the Plan Administrator will be deemed to have acquired shares of Common Stock purchased in the open market will be the weighted average price of all shares of Common Stock purchased for Participants for that period plus brokerage commissions.

Neither the Company nor any stockholder has the authority or power to direct the time or price at which shares of Common Stock may be purchased or the selection of the broker or dealer through or from whom purchases are to be made. The Company will absorb all administrative expenses connected with the operation of the Plan (except brokerage commissions which shall be borne pro rata by the Participants). The Plan Administrator will hold the total shares of Common Stock purchased for all Participants in the name of its nominee and will have no responsibility for the value of such shares after such purchase.

Reports to Participants

12.	What accounts are maintained for Participants and what reports on these accounts do Participants receive?

The Plan Administrator will maintain a separate Plan Account for each Participant. All shares issued to you under the Plan will be credited to your Plan Account. The Plan Administrator will mail to each Participant a statement confirming the issuance of shares within fifteen days after the allocation of shares is made. The statement will show the amount of the dividend or distribution, the price at which shares were credited, the number of full and fractional shares credited, the number of shares previously credited and the cumulative total of shares credited. In addition, as a Participant, you will receive copies of the

Company’s annual and quarterly reports to stockholders, proxy statements and dividend income information for tax purposes.

Voting of Shares

13.	How will a Participant’s shares be voted at meetings of stockholders?

You will receive a proxy card covering the total number of shares held by you of record, including shares credited to your Plan Account. If a proxy card is returned properly signed, but without indicating instructions as to the manner in which shares are to be voted with respect to any item thereon, the corresponding shares will be voted in accordance with the recommendation of the Board of Directors. If the proxy card is not returned, or it is unexecuted or improperly executed, the corresponding shares will not be voted unless you or your duly appointed representative votes in person at the meeting.

Certificates for Shares

14.	Will certificates be issued for shares issued under the Plan?

No. Certificates for shares issued under the Plan will not be furnished to you until your Plan Account is terminated or unless you request certificates in writing for a specified number of shares credited to your Plan Account. All written requests for certificates should be directed to the Plan Administrator, allowing two weeks for processing. The issuance of certificates for shares credited to a Plan Account will not terminate your participation in the Plan. No certificate for a fractional share will be issued. If you terminate your participation in the Plan (see Question 18), the Plan Administrator will sell for your account any fractional share and send you a check for the proceeds.

15.	In whose name will certificates be registered when issued?

Your Plan Account will be maintained in the name in which your share certificates were registered at the time you became a Participant. Certificates for whole shares issued at your request from your Plan Account will be similarly registered.

Dividends and Stock Splits

16.	What happens if the Company issues a stock dividend or declares a stock split?

Any stock dividends or split shares distributed by the Company on shares held by the Plan Administrator for you will be credited to your Plan Account.

Federal Tax Consequences

17.	What is the tax status of reinvested dividends?

The automatic reinvestment of dividends and distributions will not relieve you of any income tax liability associated with such dividend or distribution. As a Participant in the Plan, you will be treated for Federal income tax purposes as having received, on the dividend or distribution payment date, a dividend or distribution in an equal amount to the cash that you could have received instead of shares. The tax basis of such shares will equal the amount of such cash.

As a Participant, you will not realize any taxable income upon receipt of a certificate for whole shares credited to your Plan Account either upon your request for a specified number of shares or upon termination of your enrollment in the Plan. As a Participant, you will receive early in each year a Form 1099 regarding the Federal income tax status of all dividends and distributions taxable during the previous year.

Modification and Termination

18.	What happens if a Participant wishes to terminate participation in the Plan?

You may terminate your participation in the Plan at any time by notifying the Plan Administrator in writing. To be effective for any given dividend or distribution payment date, the notice to terminate must be received by the Plan Administrator at least two business days before the record date for the dividend payment. All dividends with a record date after receipt of your notification will be sent directly to you. Upon termination of your participation, you will receive a certificate for the number of full shares of Common Stock held for you by the Plan Administrator at no charge. At the same time, you will receive a check in payment for any fractional shares in your account, valued at the then current market price of the Company’s Common Stock, less any applicable brokerage commissions and any other costs of sale. If you prefer, you can request that your full shares of Common Stock held by the Plan Administrator be sold, and you will receive a check for the proceeds, less any applicable brokerage commissions and any other costs of sale.

19.	May the Plan be changed or discontinued?

The Company and the Plan Administrator may amend, suspend or terminate the Plan at any time. Any such amendment, suspension or termination will be effective upon a designated dividend record date and notice of such amendment, suspension or termination will be sent to all Participants at least ninety days prior to such record date.

Plan Administrator Responsibilities

20.	What are the Plan Administrator’s responsibilities under the Plan?

The Plan Administrator will not be liable under the Plan for any act done by the Plan Administrator in good faith or for any good faith omission to act including, without limitation, any claims for liability (a) arising out of failure to terminate a Participant’s participation in the Plan upon the Participant’s death prior to receipt of notice in writing of such death; (b) with respect to the prices at which shares are purchased or sold for the Participant’s account and the time such purchases or sales are made; and (c) relating to the value of the shares acquired for the Participant’s Plan Account.

The Internal Revenue Code of 1986, as amended, imposes certain reporting obligations upon brokers and other middlemen. As a result, the Plan Administrator will be required to report to the Internal Revenue Service and the Participant any sales of stock by the Plan Administrator on behalf of a Participant.

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